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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-9 under the Securities Exchange Act of 1934

April 2, 2002

Sonera Corporation
(Name of Filer)

Sonera Corporation
(Subject Company)

0-30340
(Exchange Act File No. of Subject Company)

        THE FOLLOWING IS A TRANSCRIPT OF A PRESS CONFERENCE HELD BY SONERA CORPORATION ON MARCH 26, 2002.

JARI JAAKKOLA, Executive Vice President of Corporate Communications & IR:

        Do we have our camera arrangements ready? OK. Now we will start the meeting. This is the great moment of announcing this merger. My name is Jari Jaakkola, I will now present our distinguished guests: from Sweden, we have here, the Chairman of Board from Telia, Lars-Eric Petersson, then we have CEO of Telia, Marianne Nievert, then we have two very familiar faces to you, which are obviously Chairman Tapio Hintikka from Sonera and also CEO Harri Koponen from Sonera. We are going to conduct this meeting, for obvious reasons, in English. The joint official language of this new company will be English and this is our first rehearsal on that. Now we will start with Lars-Eric Petersson's description of the deal and the rationale, we will then continue to Tapio Hintikka's presentation on strategy, financials and the way forward. Also available are the both companies' CEOs for Questions & Answers Session. We estimate these presentations to take approximately twenty minutes, which will be followed by twenty minutes additional Q&A Session, then we have an opportunity to give an interview to the electronic media, TV and radio, the both chairmen together in the video conference room on the right. Those who want to have a soundbite from the chairmen, please follow me to the right hand side, and those who want to have a soundbite from the CEOs, we have Jyrki Karasvirta over there, our Vice President for Press Relations, Jyrki will go with Marianne and Harri. Now, without further ado, I ask your patience, we are very limited in time, we need to meet the press also in Stockholm, and we will now start promptly. Lars-Eric, please:

LARS-ERIC PETERSSON, Chairman of the Board, Telia AB:

        Hyvää päivää. ('Good afternoon' in Finnish.) This is good welcome to this press conference we will now continue in English, we are trying to pick up some important Finnish words. This combination will be, we think, a winning combination in the future. Today we are happy to announce that both companies Sonera and Telia have jointly agreed to combine their operations, creating a very good and powerful combination for the future. We believe that time is now to start to create a platform for further consolidation. What we have done today is that we will team up and start taking advantage of the present business opportunities we have in each and every market where we operate today, but also to create a platform for the future. As you can see from the press release of the announcement we are making today, we strongly believe that the combination of the two companies will create the leading position in the Nordic countries, in the Baltic States, in the Baltic area. A combination with a strong financial and sound platform for further growth, and we also believe that the initial calculations we have made in terms of synergies will give us an opportunity to create substantial earning capacities and increase for the future. We also believe that there are a lot of profitable opportunities in terms of growth in the Eastern part of Europe. And also, and finally, which I think is also very important, that is also the rationale behind this combination, we are in the market to continue growth, organically, and we also welcome further consolidation. In terms of transaction, this is a combination where the Sonera shareholders, after the exchange offer, will have about 36% of the new company and the Telia shareholders will have about 64% of the new company. Of course, the transaction is subject to the approvals we need from the regulators, in various markets and also from the European perspective. And of course, the normal situation that we like to have more than 90% in terms of support from the existing shareholder base. Finally, which is also important, that is that we have a full and strong support from the Finnish government and the Swedish government. They are blessing this transaction. As you can see from the market statistics, in terms of mobile subscribers, we are the number one provider in terms of access in the Nordic market. Also in terms of fixed lines we have a healthy and good position for further growth and earning capacity, an increase. What you can see from this slide, tells you that in terms of size we will be the real benchmark in the Nordic countries in terms of net sales. And also, the consolidated pro forma base, it's demonstrating also a good earning capacity, and an increased earning capacity for the future. In terms of balance sheet, the combination will give the merged company a solid base in terms of solvency ratios. The initial calculations and work that has been done between the companies is a split between cost synergies, revenues, capex, and of course there is one in terms of getting two companies together. Going forward on a equal base, we think that the synergies are estimated on a conservative base, that is of course pre-tax, on the level of € 300 million for the combination. In terms of the mobile footprint in the Nordic dimension of Europe, this combination tells you that we are the number one and the benchmark in almost all countries. There are some markets for improvement for the next coming years. In terms of the fixed-line footprint, we also a have a good, healthy position in this area which is also important for a solid, good operator in this part of the world. Talking about growth: of course we are looking in terms of organic growth and we are also looking in the Nordic market but also in the Eastern part of Europe. And as you can see from this slide, we are just in the beginning of taking advantage of the growth potential we can see in the Eastern part of Europe. In terms of timing, we are happy to calculate that we will have strong support from the regulators and, if that works well, we can hopefully announce the closing and the completion could be somewhere around summertime, which means that we can start working together in a formal way, in a combined way, taking advantage of all the opportunities together, maybe in early autumn. So there are of course some dates to meet in terms of timeline, but, as you can see from this slide, we are quite optimistic that we can deliver a combination just after summer. So maybe Mr. Hintikka, it's time for you to continue to present what we will achieve together.

TAPIO HINTIKKA, Chairman of the Board, Sonera Corporation:

        Thank you, Lars-Eric. Also from my side, I am very pleased to be here today. These discussions about consolidations on the European level and very much on the Scandinavian or Nordic level have been going on and on and on. Finally we have some results, not only talking. And certainly, I share very much the opinion of Lars-Eric about how powerful we're going to be with this merger when we have really implemented all those actions of what we are seeing today, and even further the management of the companies will be seeing even more possibilities in that particular issue. I run now through a certain number of these issues which are really the reasons for why this deal has been completed, or will be completed. Certainly, in this particular business the cash flow issue is a very critical one today, because in many directions, the companies have been over-investing compared to the potential of the growth of the business in general. And that is the reason why today it is better to be very tight when you are allocating money for investments and that's one of the areas where we are seeing quite a lot of potential not to spend too much money too early. Certainly we have those cost and capital expenditures going hand-in-hand so that we have to control the costs, also every-day costs, because the margins are getting tighter and tighter, but having the bigger volume we can easily do that because we have many other things to share with the bigger volumes. Baltic consolidation is certainly very meaningful, we have had our own—both companies have had their own—stakes in those companies; now we are very much stronger together and we're very much solid in developing those operations further because there is a growth potential even. The markets are not real big ones but certainly, they are very fast growing markets. Synergy implementation is certainly always an issue in the merger, and certainly all those issues will be worked out in more detail as soon as the implementation of this deal begins. We are very much favouring and emphasising the innovative service development, because anyhow the customers are to be served better than in the past and certainly the whole nature of this new entity will turn to that kind of customer-driven approach like we have been, on Sonera's side, already talking for a while, not necessarily ready yet, because it's a long process but anyhow services and customer-driven approach remain drivers for the future. Certainly we still emphasise the meaning of the GSM growth potential: that's tested technology, tested operational issues, people are understanding how to do the business in very efficient ways, how much more services can be provided with even that technology. That's the platform for next years to come, in order to generate the cash flows and also the profits and those are to be invested also for the future service development activities. And certainly, like Lars-Eric already said, we have a huge potential next to us in Russia, we have the potential for growth in Eurasia and that's the reason we're confident that together we can make all that happen. Certainly we are continuing the discussions about further consolidations. This is the first step in that, for fairly long time here in Europe, no real consolidation has taken place but plenty of discussion and talking, but now we are there, we are one of the first ones to do that, and we believe that we will also be that kind of a winning team when the next steps are to be taken in consolidation because we are starting early. Sonera's key actions—those you have seen more or less during the last few months, because they are still the same. We are certainly acting all the time to control that 3G issue that has been more or less very critical outside of Finland; certainly in Finland, like we have announced, in late days of August we will be starting actively the launching of the 3G operations, but in other areas of Europe where we have the stakes in the companies, we certainly are controlling that like we have said earlier. Certainly, the service is still one of those main drivers in order to be very customer-driven and really to provide those services to the customers that the technology can support and that's the reason we have said all the time even though we are scaling down spending on that side, that will be the core for the new company, not only from Sonera's side but also from Telia's side when we clearly have those integration plans available. Improved customer focus, like I said, that will certainly be the new emphasis very much and that is already under implementation on Sonera's side. Certainly, once again, 2G, 2.5G and 3G are providing the growth but certainly also controlling that we are not over-investing, not making those investments too early and not making too much effort on the marketing side before the total package is available, not only the technology or the network. Improve over-all cash flow from operations, that's obvious, and the last point, lead forward asset disposals, but certainly, like we have said, we are not in that kind of a fire brigade mode anymore, we are certainly doing that with the timing and when the market is ready for that. Just for your information, today Sonera's net debt went below € 2.5 billion because we have divested the remaining part of Deutsche Telekom shares so that we have met all those commitments that we made relating to the debt burden when the share issue was discussed with the people. Telia's key actions: continuing rationalisations of the old sales organisation, meaning that certainly when the volumes in the home markets are not necessarily growing in the same speed that we are used to, and on the other hand, we have to be very much more customer-driven on that side but certainly that's adaptation to the market. Streamlining the service portfolio, the same applies everywhere, so that we are really selecting which services are to be implemented and provided to the customers because the thinking that may have been everywhere two or three years ago, is not necessarily the same one we should have today. Certainly the new development projects are to reviewed, like in every company to adapt that development to the potential of the market, time-wise especially, and certainly in this consolidation and merger state very much more even. Certainly there are a number of this kind of problematic areas, like in every company: the Danish operations, operational performance is to be improved, certainly extracting synergies from Nordic operations because that's the normal every-day activity. It has been decided it will take on a higher priority level in this discussion. Transferring the International Carrier into a financially viable operation: Telia has a very broad, extensive fibre-optic network, but certainly today that business is not a very good one, because there is over-capacity. But certainly one day that investment will be having value and certainly, in the meantime, it has been controlled not to over-invest in that today and certainly the running costs of that particular operation have been controlled. But that will have value in the future. Continuing strong broadband roll-out: that certainly applies to all these operators and certainly in this, information technology driven countries like Sweden and Finland, that's even more important because these are some kind of test grounds for the international applications and testing the behaviour of the people and testing our services. So the broadband issue is a very high priority. For combined near term implementation priorities, Telia's Finnish operations are the only overlapping issue for today and also understanding that from the regulator's point of view that might become problematic, and on the other hand, it's not a profitable unit. We have to act on that issue very quickly. Make that consolidation of Baltic operations footprint happen, now we have the joint effort behind that. And certainly to talk about those services to define very clearly to all the people in the organisation how these operations should be developed and where to allocate resources for the developed services and certainly, to work very hard in implementing synergies, a catalyst for improved performance. Both companies are to be managed like two independent units up to that point when the closing has happened and will be happening later this year. But certainly, in good co-ordination these things can be implemented, already on the way to the final closing day. Preliminary pro forma consolidation financials so that the total sales will be on the level of € 9 billion. You can see all the parts of the sales where it's coming from. The pro forma EBITDA—certainly very meaningful in this business—is going to be € 2.2 billion +, and that demonstrates that we are on very solid ground, when it comes to the financial performance of this new entity. The pro forma ownership structure based on the fact that in the new entity, Telia shareholders are getting 64% and Sonera shareholders are getting 36%. That means that the Swedish government is going to have 45%, Finnish government 19%, Swedish retail 4%, Finish retail 3%, institutional owners 20.9%. And behind this story, both governments are announcing and supporting the idea to reduce their share in this new entity, especially understanding that the liquidity of the share is to be increased in order to get all out of the performance potential of this company. Corporate governance issues: this description really indicates that this new company is going to have a very modern, internationally applied, accepted good corporate governance practice. Independent board, nomination committee of two chairmen, so that basically Lars-Eric and myself will have that kind of a role to select the right people to the board. It's certainly normal practice that the main shareholders are to be heard but the final decision is always made by the AGM. Only professional appointments; that is really a little bit sensitive to say that but certainly we are saying that no politicians, no civil servants, indicating that those main shareholders are not pushing their own people to the board. The board will have nine non-executive board members, the decision has been made that I will be acting as Chairman of the Board, Lars-Eric will serve as a Deputy Chairman of the Board, and the initial board will be concluded based on the fact that both companies, Sonera and Telia, will be delivering, on top of the chairmen, three members from their existing boards, and certainly we will be starting with that kind of one additional from outside the board when the closing is done at the AGM, next year 2003, a couple of additional outside board members are to be added so that we will have three board members from outside of these existing two boards today. Or two actually, sorry, two. That has been also agreed so that for the next few years up to the AGM in 2005, Lars-Eric and myself, we will be chairing the board. Certainly that is always up to the decision of the AGM. But that is supported by the main shareholders, meaning the State of Finland and the State of Sweden. This issue has been discussed and this whole transaction has been completed in a very short period of time. Because it's not an invention, why won't we put our activities together, that has been in the air, but the timing is always very critical and that all has been put in place in very good understanding, very strong motivation to make it happen today, and that is the reason that the support from both companies' management side is there, the support from both companies' boards is there, directors are there, the support from the both companies' main shareholders is there, and that's the reason why we feel strongly that we are supported with very many positive things. Sonera's CEO, Harri Koponen, will be the Deputy CEO of the new company, we're in the process to find an outside CEO for the new company, actually meaning Telia, because like you know already, Marianne Nievert is in the process to get on retirement in August of this year. So it's an issue to be solved anyhow. Like I said, both governments are supporting this, certainly the AGM's have their say, but that's also a statement, and take that very seriously: the main shareholders are understanding that this is only the first step in consolidation and they understand and expect other moves to be initiated by the company in the near future. We are not saying that the consolidation is over, it's rather starting on a higher speed and we are one of the very first ones to be active in that field. The background materials, the same things that have already been said. I don't see any reason that we should concentrate too much on these particular issues, because I think that is part of the materials that have been distributed, but the total number of subscribers in mobile is about 8 million. Then we have the issues of capping those expenses or investments from Sonera's side in the 3G outside of Finland. Some information about Nordic/Baltic fixed lines, broadband initiatives, that is a very fast growing area and very important especially because the Nordic countries are seen as some sort of a test laboratory for customers. That's the Telia International Carrier line: like I said, that's a problematic area today, but has big potential in the future. The time comes that the volumes are getting on the way. Sonera International Carrier coverage, figures, we have the problem, also problems timing-wise for the 3G. That's the consolidation possibilities, especially in the Baltic, preliminary pro forma 2001 financials, meaning that our profitability and all the figures are good ones, comparable to any good company in this industry globally. Balance sheet, preliminary pro forma financial breakdown of the net debt, so that our net debt, like I said, is getting less and less, and especially because of the very strong balance sheet from Telia's side. Sonera's outlook for the year 2002, that has been communicated to the market already several times during the course of the last few months, and that is very much driven by the same facts, cash flow is an issue, we have communicated to the market that our EBITDA is going to be more that 1/3 higher than last year. We are controlling those expenses relating to new services. Telia outlook: more or less indicating that the market is not improving, means that consolidation is even more important and so on and so on. And that's the conclusion: Telia and Sonera have agreed to merge creating a leading Nordic and Baltic operator with strong financial resources and cash flow, significant synergies, profitable growth opportunities especially in the east, footprint and customer base will attract best-of-breed partners, because in this industry you need partners. Not only telecommunications operator partners but also service provider partners, something-to-develop-together partners and partners for the future consolidation. On top of that, I would say that the integration team will be...there is a steering committee, headed by Lars-Eric and myself, and certainly both CEO's will be running the operational integration team and the first meeting of that team will be on Wednesday, next week. So we are in the real terms already, it's not only planning. Because implementation is the real challenge and we will do that in a very good way. Thank you.

JARI JAAKKOLA, Executive Vice President of Corporate Communications & IR:

        Now we will open the Questions & Answers Session. Tapio went through also the additional slides that you have in the back of your packs there. And perhaps we will allow a brief moment for the photographers. It seems that we're done there, so I would actually open now for Q&A Session. Now there are couple of very important people also sitting in the audience, many, many Sonera management team members, but I would specifically like to point out one guest which is Mr. Bo Jakobsson, where are you? CFO of Telia, he will be answering if you have any numbers-specific questions regarding Telia. And then, obviously, Kim Ignatius, Executive Vice President and CFO of Sonera Corporation. Then I see in the audience at least Aimo Eloholma, Deputy CEO and Chief Operating Officer (COO) of Sonera Corporation, Anni Vepsäläinen, Executive Vice President in charge of the Sonera Mobile Operations unit, and please forgive those who I don't happen to see at the moment. But now, let's open for questions. Yes.

1.
Who took the first step of the negotiations, when did it start?...

  Petersson: We start to describe the process in a very good way. Tapio and I have become friends over the last year, and when you are getting to know each other more and more, then it's easy to pick up the phone and think, is this the right time to start negotiations. We started in due time before this announcement. As Tapio said, we are just in the process and the last couple of days, the last week, we have had the opportunity to go in detail and after the necessity in terms of talking to the big shareholders which is the main shareholders which are the Swedish State and the Finnish State, they have made their announcements today that they support the transactions and the companies are ready to go public.

2.
Were there many problems? What were the main problems?

  Petersson: I think what we have described today, is that basis for combination is built upon trust in terms of what we can achieve together. And that has been very sound and viable basis for discussion. And if you recall from our presentations, we are in the process of building something together. And all the difficult issues we have solved, as we see it, and we have strong support from the management of the companies and the big shareholders. And I think that is the best way to start to build a successful company for the future.

3.
Did Telia and Sweden give up something to give Finns 36% of ownership?

  Petersson: Nobody gives up anything. We create a win-win situation for the future.

4.
Why was Mr. Koponen not made the CEO?

  Hintikka: First of all, you have to remember that CEO is needed for Telia, because we know that Marianne will be leaving on pension. And that is the reason why that has to be solved anyhow. On the other hand, certainly, we are seeing that we need additional resources on the top level of the organisation. We haven't excluded that kind of arrangement, but it's premature to talk about that but that is certainly the challenge, to organise the new company in the right way and that's a challenge for the two of us to make the right decision. It's better that we now get the work on the way, to co-ordinate those two companies' operations during the course before the closing and we are not excluding any of these kinds of alternatives for the time being.

5.
Could you elaborate on the synergy benefits of the merger?

  Hintikka: I think that those people who have been dealing with them—Kim, would you like to comment on that...?

  Ignatius: We can see that there are synergies in this combination, and we're taking away the overlapping...the Finnish operations of Telia...over all, we see that pre-tax cash flow synergies are around 300 million in the year 2005, in 2004, maybe, let's say 3/4 of that can be reached, and in 2003 maybe half of the maximum levels can be reached. We've had our teams working on these areas of course and we'll go to more detail when we get the integration teams together.

  Jakobsson: Well, I agree with what Kim said, the areas he mentioned are maybe the most important ones, but also issues like combined IT platforms, billing systems, business support systems and so on are, of course, very important and these are preliminary figures and we will now work this out in more detail in the near future.

6.
Will Telia have a new CEO by the end of the year?

  Petersson: As Tapio pointed out, we have been in the process at Telia since we announced that Marianne is going to retire in September of this year. And of course the new CEO at Telia—he or she—will be the new CEO for the group. And I hope that we can have the new CEO in place when we have the completion, and we are working on that in an intensive way.

7.
Is it by the summer?

  Petersson: I think so.

8.
Why was this the right time to merge?...

  Petersson: If I continue about the time scale, this is not a question about weather, it's a question about good timing. This is a question about when we think it is appropriate to have a deeper discussion, we have been talking, as Tapio said, but we hadn't started the deep process until now. And that we did just recently. In due time before this press conference. Then of course as you understand, now is the time to continue to build the company together. That is one issue, of course, the brand. We think that the brand is important from the local market perspective and what the new company will have as a final brand, let's get back on that issue.

  Hintikka: May I comment a little bit on the timing issue also. Like Lars-Eric said, when people are learning to know each other, they are thinking and how they seeing the business development. You don't see that kind of one particular day when we started negotiations. The understanding comes one day, now we could do that. It's always between people, not between companies alone. Certainly in this case it was between the two of us who thought that now it would be the right time to put the real efforts on the way and by having that kind of background, it doesn't take too many days or weeks to get it completed.

9.
So basically this issue has been hanging up there?

  Petersson: I don't think we're talking about hanging up. We're talking about opportunities.

10.
You guys have had this in the background all the time?

  Petersson: Getting to know each other more and more. Now we know each other.

11.
How does the future appear for the new company?

  Petersson: You mean that...okay, I can say it like this: together Sonera and Telia create absolutely the best possibilities for future consolidation in the Nordic market, but also to have the resources to take advantage of the existing growth possibilities. This has been the basis for us being able to finish the negotiations in this positive way. There has been created, what can be called in Finnish, English and Swedish, a win-win-situation, where both parties feel that this is the right time to build a company for the future. This is the basis for today?s announcement. I also believe that the timing is right. Now we have the opportunity to combine the best practices from these different companies, this will make it possible to continue as market leaders, in the markets where we want to be.

12.
What kind of expectations do you have for Russia?

  Petersson: There are possibilities to grow in the Nordic markets, and also in eastern Europe, I see very exciting growing possibilities in eastern Europa. In Russia, and simply in eastern Europa.

13.
Can Mr.Koponen answer in Swedish?

  Koponen: For example, we can find a fast, winning solution for GPRS-roaming, for example, for our customers of today. This good combination gives us the possibilities to maybe tomorrow open a GPRS-roaming for all our customers. This will help all businessmen, and private persons, to take care of their business in all of Scandinavia and the Baltic area. This, for example is a good reason (for combining forces).

14.
What about the taxpayers' money, here in Finland, the govenment, or the parliament, has a while ago invested three billion?

  Koponen: That was a good investment, one has to say. You can see it was a good investment.

15.
(Live TV-broadcast for Finnish National News, Mr. Hintikka interviewed by Jouni Kemppainen begins) Are you happy with the result?

  Hintikka: I am, because this is probably the best thing we can do in this situation. Especially to build a good foundation for tomorrow so that the organisation can take over.

16.
What benefits does Sonera and its owners get from this?

  Hintikka: When one takes advantage of the possibilities of the future, when used right that brings increased value, also to the owners.

17.
Some people think that we now sold Sonera to the Swedes, is this true?

  Hintikka: It is not true if you look at the people who will start this thing. The company will be a very balanced company and everybody will benefit, especially as the share value will increase, and even the customers as service will be better and on a wider area.

18.
When can the owners begin to expect revenues from this new venture?

  Hintikka: I think next year we'll start to see some improvements.

19.
Is the invested Finnish mark going to 'turn into' an invested Euro?

  Hintikka: I don?t know how to comment the value of the share, but there is a lot of potential in the share.

20.
Is this going to mean reductions in personnel?

  Hintikka: Overlapping is very minimal, mostly Telia mobile operations in Finland, which must be let go because of the regulator too. There are no big personnel reductions in the horizon.

21.
How big personnel reductions are there in sight?

  Hintikka: I can't say. As the integration process starts, it is the job of the experts to determine when and what needs to be done, if something, indeed, needs to be done.

22.
In what kind of spirit are you taking up your new duties, and how long are you going to keep this position?

  Hintikka: Main owners support the current chairmen's continuation until AGM 2005. Let's see along the way how we divide the work tasks, our relationship is so good that this is not a problem at all. (end of Live TV-broadcast for Finnish National News)

23.
You were saying that the new company will be the part of a new consolidation, can you tell us the timetable for new consolidations?

  Hintikka: I don't comment that by day. Certainly like we have been learning to know—like we have been telling that we learned to know each other and that helps always when you are looking for a deal. There might be some other candidates to join us, to learn to know each other, but certainly this consolidation, this integration of these two companies, I'm fairly confident, seeing the background and learning what we have been doing during the last few days. Integration is in that stage by the end of this year or the early part of next year. We could be opening other discussions or we could be reacting if some others are approaching us. In fairly short time period, we are ready for that.

24.
Mr.Hintikka, was it difficult to sell to the Finnish government the idea that Sonera is going to be sold to Swedes?

  Hintikka: No, it's not that way—we are building a Nordic champion in this particular business and the Finnish government is a very pragmatic one. So they understand what is really the meaning, building the companies, building the operations in very efficient way, and having by that high potential for value increase in the investment.

25.
Which companies do you have in mind in the coming consolidation process?

  Peterson: We have a long list. We won't release it. As Tapio said, it's too early to comment on that.

26.
How easy is it for Telia to divest Telia Finland? You have a contract with Radiolinja, for example.

  Nievert: Well, I think this will be a situation where we have to have a discussion with the European Commission and have enough time to make a deal that can be a good one. So I think it's too early to say exactly how it will be done. Actually, it's a process we have to do with the European Commission first.

27.
What will happen to Sonera's 3G licenses in Germany, Italy and Spain?

  Koponen: I think they still exist there. I don't know—I haven't heard that something has happened to them.

  Jaakkola: As it was pointed out in the presentation, all the commitments that Sonera has made regarding capping the 3G investments will be valid and stay in place. Kim Ignatius, do you wish to add anything?

  Ignatius: Just one comment regarding some of the agreements—there are change-of-control clauses in some of the agreements, but our belief is that this arrangement will not trigger any changes in the current set-up. So we keep following the strategies that we have in place.

28.
Is there no new name for the company or no new brand for the company? Is it possible to exist with Sonera in Finland and Telia in Sweden?

  Hintikka: The brand issue is certainly to be settled before we really officially start the new company. That has been left open, and we are ready for indications of suggestions coming from your side what would be the company name, but we are not giving any guarantee that we will adopt any of those. Certainly, locally these brands are strong ones and it's always like handling with art when you're dealing with the brand issue; there is no need to make very dramatic changes in the short term. Certainly in the long term—if and when the consolidation goes further. We have to keep those doors open and that's the reason this name issue is to be handled in that perspective, not only by what we are seeing here today.

29.
What is the biggest benefit from this?

  Nievert: The strength of the two companies' product portfolios, which can be used on the neighbouring market, plus the fact that we become a very strong operator in the Nordic- Baltic Sea area. We become number one in Sweden, Finland and the three Baltic Countries, and also very strong in the Russian market.

30.
You are not afraid, although Sonera has a lot of debt nowadays?

  Nievert: I do not think that in the new company we will have too much debt, if we look at the whole picture, in the long run we are the absolutely strongest operator in the market. If we look at the debt-taking.

31.
What does the customer win here?

  Nievert: We may have an opportunity to offer the customers pan-nordic services. This is a benefit for our customers.

32.
You have that opportunity, but are you going to do it?

  Nievert: Naturally we will use the opportunity to make things better for our customers.

  Koponen: We are not promising to lower prices. This is not a price discussion.

33.
If you do not lower prices, the customers do not benefit anything?

  Nievert: We never publicize prices in this kind of situations. We look at our prices at every possible opportunity, it is then when we communicate about it, not in occasions such as this one.

34.
You tried this once with the Norwegians. Why would the Finns be any different?

  Petersson: Maybe Marianne is the right person to answer that.

  Nievert: Well, first of all, I never look backwards, I look forward. And I think this is a very good combination. And the differences, if I may put my finger on that: we are two listed companies this time and that is a real difference. We can be valued from that point of view. With the former situation, we didn't have that. And we have of course learned a lot from that situation, so we don't do the same mistakes. For instance, we have looked into this in a more pragmatic way: we don't need to integrate everything. We have, for instance, discussed that we have good, fine operations on both home markets. And why disturb them, because they are of course the best cash flows, by integrating, more or less, just for the sake of doing it. I think it's a good situation to have that background to build on that you don't need to do things that are not really needed from a business point of view. So I look forward and see this combination as an ideal one. First of all, we have also very few overlaps this time. We had much more overlap in that combination. So I'm not at all of the opinion that we have to count on the same situation.

JARI JAAKKOLA, Executive Vice President of Corporate Communications & IR:

        Thank you very much, that concludes our session.

Additional Information

        The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

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JARI JAAKKOLA, Executive Vice President of Corporate Communications & IR
LARS-ERIC PETERSSON, Chairman of the Board, Telia AB
TAPIO HINTIKKA, Chairman of the Board, Sonera Corporation
JARI JAAKKOLA, Executive Vice President of Corporate Communications & IR
JARI JAAKKOLA, Executive Vice President of Corporate Communications & IR
Additional Information